June 27, 2006

George J. Carter
President
FSP Galleria North Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210

Re: **FSP Galleria North Corp.**
         Amendment No. 1 to Form 10
         Filed on June 16, 2006
         File No. 0-51940

Dear Mr. Carter:

        We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors, page 5

1.   We reissue comment 20. Please include a risk factor that discusses the financial condition of your sole tenant. From Tenet's annual report on Form 10-K we note that it is heavily leveraged with $4.8 billion of long-term debt, has a history of net losses and is the subject of a number of class action lawsuits and government investigations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Financing Activities, page 16

2.   We note your response to comment 30. Please revise this section to provide a more detailed description of the type of services performed by Franklin Street in connection with the syndication fees.

Material U.S. Federal Income Tax Consequences, page 17

3.   Please disclose the specific year that the company qualified as a REIT.

Item 7. Certain Relationships and Related Transactions, page 33

4.   We reissue comment 37. We note your statement that, "Subsequent to the completion of the placement of the Preferred Stock in August 2005, Franklin Street was not and is not currently entitled to share in any earnings nor any related dividend of the company." We further note that on page 31 you disclose the distributions that were paid to Franklin Street, as the sole common shareholder, from December 31, 2004 through December 31, 2005. Please disclose how you determined the amounts that were paid to FSP prior to the completion of the private offering and revise to address why it appears that distributions were paid through December 31, 2005. Finally, in the table on page 31 please revise the header to make clear that the "common stockholders" refers only to FSP.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 31

5.   We reissue comment 39 in part. Please revise to disclose the portion of each distribution that represented a return of capital.

Description of Registrant's Securities to be Registered, page 22

6.   We note your response to comment 41. Please revise to note if once the preferred stockholders remove a director whether they will be entitled to the same vote per share in electing your directors as the common stockholder.

                                   *   *   *   *   *

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Kelly McCusker, Accountant, at (202) 551-3433 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: James Burke, Esq. (*via facsimile*)